Aflac Incorporated 2nd Quarter 2013 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2013	2012	2013	2012
Fixed charges:
Interest expense(1)	$69,592	$62,214	$140,179	$118,959
Interest on investment-type contracts	13,987	14,163	27,609	27,883
Rental expense deemed interest	166	225	341	467
Total fixed charges	$83,745	$76,602	$168,129	$147,309
Earnings before income tax(1)	$1,357,884	$740,994	$2,719,327	$1,942,902
Add back:
Total fixed charges	83,745	76,602	168,129	147,309
Total earnings before income tax and fixed charges	$1,441,629	$817,596	$2,887,456	$2,090,211
Ratio of earnings to fixed charges	17.2x	10.7x	17.2x	14.2x
(1)Excludes interest expense on income tax liabilities